ATLANTIC BANCGROUP, INC. LETTERHEAD

February 8, 2010

Kevin W. Vaughn
Branch Chief
U.S Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Atlantic BancGroup, Inc.
Form 10-K for the year ended December 31, 2008
Forms 10-Q for quarterly periods ended in 2010

Dear Mr. Vaughn:

We are writing in response to your letter dated January 20, 2010, in which you request that we consider and respond to eight enumerated questions. Below, we respond to each of those eight questions in the order you presented them.

Form 10-K for the period ended December 31, 2008

Lending Activities, page 5

1.
Please tell us [and] revise future filings to provide a discussion of your underwriting policies and procedures for the major loan products in each lending category. Discuss lending requirements such as loan-to-value ratios, credit requirements and documentation requirements. Discuss the terms of your variable rate loans, including whether or not they are underwritten at fully indexed rates. Disclose if you have underwritten any hybrid loans, such as payment option ARM’s, and or subprime loans, including how you define that term. Also, discuss the nature of your loans such that approximately 45% of them are expected to mature in 2009.

Response:  As noted in our response to your third question, we expanded our disclosures in the Form 10-Q for the quarter ended September 30, 2009, to address ARMs and subprime loans.  We also expanded our discussion to address the nature of our loans such that a significant portion typically matures in less than one year.  We will further expand our disclosures (and include comparative dollar amounts) in the Form 10-K for the year ended December 31, 2009, as follows:

Lending Activities

General.  We originate loans primarily for investment purposes.  Significant segments of our loan portfolio are one- to four- family residential real estate loans, commercial real estate loans, including nonresidential real estate, construction and development loans, and commercial and industrial loans.

Kevin W. Vaughn
February 8, 2010

One- to Four-Family Residential Real Estate Loans.  We offer mortgage loans to enable borrowers to purchase or refinance existing homes, most of which serve as the primary residence of the owner.  We offer fixed-rate and adjustable-rate loans with terms up to 30 years.  Borrower demand for adjustable-rate loans versus fixed-rate loans is a function of the level of interest rates, the expectations of changes in the level of interest rates, and the difference between the interest rates and loan fees offered for fixed-rate mortgage loans and the initial period interest rates and loan fees for adjustable-rate loans.  The relative amount of fixed-rate mortgage loans and adjustable-rate mortgage loans that can be originated at any time is largely determined by the demand for each in a competitive environment.  The loan fees, interest rates, and other provisions of mortgage loans are determined by us on the basis of our own pricing criteria, competitive market conditions, and regulatory constraints.  Most of our loan originations result from relationships with existing or past customers, members of our local community and referrals from realtors, attorneys, and builders.

While one- to four-family residential real estate loans are normally originated with up to 30-year terms, such loans typically remain outstanding for substantially shorter periods because borrowers often prepay their loans in full upon sale of the property pledged as security or upon refinancing the original loan.  Therefore, average loan maturity is a function of, among other factors, the level of purchase and sale activity in the real estate market, prevailing interest rates, and the interest rates payable on outstanding loans.  Additionally, our current practice is generally to hold in our portfolio fixed-rate loans with 10-year terms or less and adjustable-rate loans.

Interest rates and payments on our adjustable-rate mortgage loans generally adjust annually after an initial fixed period that ranges from 3 to 5 years.  Interest rates and payments on these adjustable-rate loans generally are based on the one-year constant maturity Treasury index as published by the Federal Reserve in Statistical Release H.15.  The maximum amount by which the interest rate may be increased is generally two percentage points per adjustment period and the lifetime interest rate cap is six percentage points over the initial interest rate of the loan.  Our adjustable-rate residential mortgage loans generally provide for a decrease in the rate paid below the initial contract rate.

We generally do not make conventional loans with loan-to-value ratios exceeding 90% at the time the loan is originated.  We require all properties securing mortgage loans to be appraised by a board-approved independent appraiser.  We generally require title insurance on all first mortgage loans.  Borrowers must obtain hazard insurance, windstorm insurance, and flood insurance for loans on properties located in a flood zone, before closing the loan.

Nonresidential Real Estate and Land Loans.  We offer adjustable-rate mortgage loans secured by nonresidential real estate.  Our nonresidential real estate loans are generally secured by commercial buildings.  These loans are typically repaid or the term is extended before maturity, in which case a new rate is negotiated to meet market conditions and an extension of the loan is executed for a new term with a new amortization schedule.  We originate adjustable-rate nonresidential real estate loans with terms up to 25 years.  Interest rates and payments on most of these loans typically adjust annually after an initial fixed term of three to seven years.  Interest

Kevin W. Vaughn
February 8, 2010

rates and payments on these loans generally are based on the prime interest rate.  Loans are secured by first mortgages that generally do not exceed 80% of the property’s appraised value (65% for vacant land loans and 75% for horizontally-developed land loans), the maximum amount of which is limited by our in-house loans to one borrower limit.  When the borrower is a corporation, partnership or other entity, we generally require that significant equity holders serve as co-borrowers or as personal guarantors of the loan.

We also originate loans secured by unimproved property, including lots for single family homes and for mobile homes, raw land, and commercial property.  The terms and rates of our land loans are the same as our nonresidential and multi-family real estate loans.  Loans secured by undeveloped land or improved lots generally involve greater risks than residential mortgage lending because land loans are more difficult to evaluate.  If the estimate of value proves to be inaccurate, in the event of default and foreclosure, we may be confronted with a property the value of which is insufficient to assure full repayment.  Loan amounts generally do not exceed 75% of the lesser of the appraised value or the purchase price.

Construction Loans.  We originate fixed-rate and adjustable-rate loans to individuals and, to a lesser extent, builders to finance the construction of residential dwellings.  We also make construction loans for commercial development projects, including apartment buildings, restaurants, shopping centers, and owner-occupied properties used for businesses.  Our construction loans generally provide for the payment of interest only during the construction phase, which is usually 9-12 months for residential properties and 12-18 months for commercial properties.  At the end of the construction phase, the loan generally converts to a permanent mortgage loan.  Loans generally can be made with a maximum as built loan to value ratio of 85% on residential construction and 80% on commercial construction at the time the loan is originated.  Before making a commitment to fund a construction loan, we require an as built appraisal of the property by an independent licensed appraiser.  We also will require an independent inspection of the property before disbursement of funds during the term of the construction loan.

Commercial Loans.  We occasionally make commercial business loans to professionals, sole proprietorships, and small businesses in our market area.  We extend commercial business loans on an unsecured basis and secured basis, the maximum amount of which is limited by our in-house loans to one borrower limit.

We originate secured and unsecured commercial lines of credit to finance the working capital needs of businesses to be repaid by seasonal cash flows.  Commercial lines of credit secured by nonresidential real estate are adjustable-rate loans whose rates are based on the prime interest rate and adjust daily.  Commercial lines of credit secured by nonresidential real estate generally have terms no greater than 1-2 years and a maximum loan-to-value ratio of 85% of the pledged collateral when the collateral is commercial real estate.  We also originate commercial lines of credit secured by marketable securities and business assets and unsecured lines of credit.  These lines of credit, as well as certain commercial lines of credit secured by nonresidential real estate, require that only interest be paid on a monthly or quarterly basis and generally have a maximum term of no greater than 1-2 years.

Kevin W. Vaughn
February 8, 2010

We also originate secured and unsecured commercial loans.  Secured commercial loans are generally collateralized by nonresidential real estate, marketable securities, accounts receivable, inventory, industrial/commercial machinery and equipment and furniture and fixtures.  Generally, we originate both fixed-rate and adjustable-rate commercial loans with terms up to 25 years for secured loans and up to three years for unsecured loans.  Adjustable-rate loans are based on prime and adjust annually.  Where the borrower is a corporation, partnership or other entity, we generally require significant equity holders to be co-borrowers, and in cases where they are not co-borrowers, we generally require personal guarantees from significant equity holders.

When making commercial business loans, we consider the financial statements and/or tax returns of the borrower, the borrower’s payment history of both corporate and personal debt, the debt service capabilities of the borrower, the projected cash flows of the business, the viability of the industry in which the customer operates, and the value of the collateral.

Higher Risk Loans. Certain types of loans, such as option ARM products, junior lien mortgages, high loan-to-value ratio mortgages, interest only loans (which are generally associated with construction and development loans), subprime loans, and loans with initial teaser rates, can have a greater risk of non-collection than other loans.  We have not engaged in the practice of lending in the subprime market or offering loans with initial teaser rates and option ARM products.

Loan Underwriting Risks

Oceanside Bank lending policies reflect the level of risk acceptable to our Board of Directors and management, and provide clear and measurable underwriting standards that enable our lending staff to evaluate all relevant credit factors.  To ensure that policies and standards remain safe and sound, we consider both internal and external factors, such as its market position, historical experience, present and prospective trade area, probable future loan and funding trends, staff capabilities, and technological resources.  Consistent with bank regulatory real estate lending guidelines, our CRE (or commercial real estate) lending policies address the following underwriting standards:

•	Maximum loan amount by type of property
•	Loan terms
•	Pricing structures
•	Collateral valuation
•	Loan-to-value (LTV) limits by property types
•	Requirements for sensitivity analysis or stress testing
•	Minimum requirements for initial investment and maintenance of hard equity by the borrower
•	Minimum standards for borrower net worth, property cash flow and debt service coverage for the property

Kevin W. Vaughn
February 8, 2010

Residential Single-Family Adjustable-Rate Loans.  While we anticipate that adjustable-rate loans will better offset the adverse effects of an increase in interest rates as compared to fixed rate mortgages, the increased mortgage payments required of adjustable-rate loan borrowers in a rising interest rate environment could cause an increase in delinquencies and defaults.  The marketability of the underlying property also may be adversely affected in a high interest rate environment.  In addition, although adjustable-rate mortgage loans help make our loan portfolio more responsive to changes in interest rates, the extent of this interest sensitivity is limited by the annual and lifetime interest rate adjustment limits.  We underwrite adjustable-rate mortgages at fully indexed rates.

Multi-Family and Nonresidential Real Estate (including Land Loans).  Loans secured by multi-family and nonresidential real estate generally have larger balances and involve a greater degree of risk than one- to four-family residential mortgage loans.  Of primary concern in multi-family and nonresidential real estate lending is the borrower’s creditworthiness and the feasibility and cash flow potential of the project.  Payments on loans secured by income properties often depend on successful operation and management of the properties.  As a result, repayment of such loans may be subject to a greater extent than residential real estate loans to adverse conditions in the real estate market or the economy.  To monitor cash flows on income properties securing loans over $500,000, we require borrowers and significant loan guarantors of loan relationships to provide annual financial statements and/or tax returns.  In reaching a decision on whether to make a multi-family and nonresidential real estate loan, we consider the net operating income of the property, the borrower’s expertise, credit history, and profitability and the value of the underlying property.  We have generally required that the properties securing these real estate loans have debt service coverage ratios (the ratio of earnings before debt service to debt service) of at least 1.20x.  Environmental surveys and inspections are obtained when circumstances suggest the possibility of the presence of hazardous materials, and are required for loans of $750,000 or more.

To monitor cash flows on loan participations, we require the lead lender to provide us with annual financial statements from the borrower.  Generally, we also conduct an annual internal loan review for loan participations.

Construction Loans. Construction financing is generally considered to involve a higher degree of risk of loss than long-term financing on improved, occupied real estate.  Risk of loss on a construction loan depends largely upon the accuracy of the initial estimate of the property’s value at completion of construction and the estimated cost (including interest) of construction.  During the construction phase, a number of factors could result in delays and cost overruns.  If the estimate of construction costs proves to be inaccurate, we may be required to advance funds beyond the amount originally committed to permit completion of the building.  If the estimate of value proves to be inaccurate, we may be confronted, at or before the maturity of the loan, with a building having a value which is insufficient to assure full repayment.  If we are forced to foreclose on a building before or at completion due to a default, there can be no assurance that we will be able to recover all of the unpaid balance of, and accrued interest on, the loan as well as related foreclosure and holding costs.

Kevin W. Vaughn
February 8, 2010

Commercial Loans.  Unlike residential mortgage loans, which generally are made on the basis of the borrower’s ability to make repayment from his or her employment or other income, and which are secured by real property the value of which tends to be more easily ascertainable, commercial loans are of higher risk and typically are made on the basis of the borrower’s ability to make repayment from the cash flow of the borrower’s business.  As a result, the availability of funds for the repayment of commercial loans may depend substantially on the success of the business itself.  Further, any collateral securing such loans may depreciate over time, may be difficult to appraise and may fluctuate in value.

Loan Originations, Purchases, and Sales.  Loan originations come from a number of sources.  The primary sources of loan originations can be attributed to direct solicitation from our lending officers, existing customers, walk-in traffic, advertising, and referrals from customers and brokers.  We occasionally purchase participation interests in loans to supplement our origination efforts.

Loan Approval Procedures and Authority.  Our lending activities follow written, non-discriminatory underwriting standards and loan origination procedures established by our Board of Directors and management.  In addition to establishing lending limits and loan authorities, our policies establish loan-to-value limits.  For example, real estate mortgage loans are subject to regulatory loan-to-value limits as follows:

REGULATORY LOAN-TO-VALUE LIMITS
LOAN CATEGORIES	LTV LIMIT

Raw Land
Land development and vacant horizontally developed land
Construction:
Commercial, multifamily, and other nonresidential
One-to-four family residential
Improved property
Owner-occupied one-to-four family and home equity
65% 75% 80% 85% 85% 89.9%

We may approve a loan that exceeds the stated loan to value limits.  Any such loan will be treated on a case-by-case basis.  The aggregate amount of all loans in excess of the loan to value ratios will not exceed 100 percent of total capital.  Additionally, within the aggregate limit, the total loans for all commercial, multifamily, and other properties that are not one-to-four family residential properties should not exceed 30 percent of total capital.

Underwriting Documentation. Our policies provide specific guidance covering the various types of loans and include documenting the borrower’s (and/or guarantor’s) experience, character, liquidity, competition, local market/economic trends, past performance, and projected cash flow to repay the debt.  When prudent, we physically inspect the borrower’s business or property.  In addition, we obtain third party appraisals, internal valuations, environmental assessments, project economics, analysis of leases, and annual financial data.

Kevin W. Vaughn
February 8, 2010

Loan maturities. As previously mentioned, we must consider both the risk of early repayment of loans and the timing of contractual loan maturities, which is the risk that we would be unable to reinvest the proceeds from loan repayment at favorable rates (or net interest margin).

A significant portion of our loans matures within one year.  Many of the commercial, construction, and real estate development loans we originate are for 1-year to 3-year terms (and are historically renewed).  Since a substantial portion of loans are typically renewed at maturity, we expect the historical trend to continue.  In the event of an unusually high pay-off rate, we believe we have the ability to adjust our deposit rates to shrink our balance sheet if prudent.  Furthermore, as we seek to increase our risk-based capital ratios, one strategy that we intend to implement calls for reducing the total assets of Oceanside Bank.  To the extent certain loans maturing within the next 12 months do not renew, this will assist in achieving our goal of improving our risk-based capital ratios.

We will update and revise such disclosure in subsequent filings.

Classification of Assets and Nonaccrual or Impaired Loans, page 26

2.
Please revise future filings to address the following in order to provide greater transparency into your disclosures on page 26 regarding the condominium development project and provide us with your proposed disclosures:

a)
Explain more clearly the extent to which you still held additional units in the project after the 2008 sale of the five units referenced here. Disclose the carrying value of the project as of December 31, 2008.

b)
You state that during 2008 no gain was recorded on the sale of the five condominiums and that you recorded a charge against earnings for the project. Please identify the relative timing of the gain as well as the impairment charges recorded. Please clarify why no gain was recognized on the sale of 5 condominium units for which the net proceeds exceeded the carrying value of the units.

c)
Please identify more clearly whether the gain is being deferred or has already been offset against the carrying values of any remaining units when determining the impairment charges of $315,000 disclosed here.

Response: We will incorporate such disclosure in our Form 10-K for the year ended December 31, 2009 and in subsequent filings.  We believe the following addresses your enumerated points above:

In the Form 10-K for the year ended December 31, 2008, we disclosed our accounting treatment for sales of units in real estate projects whereby we have not been able to fully allocate the Bank’s investment to the individual units.  For example, regulatory guidelines require that we value real estate development projects of 5 or more units at its appraised bulk sale value.  Since

Kevin W. Vaughn
February 8, 2010

the units may not be identical in size, location, or amenities, any allocation of the total bulk sale value to individual units is arbitrary.  Furthermore, if we have taken over a real estate development, we may have ongoing expenditures that benefit sold and remaining units. Accordingly, we view the real estate development as one project and only record gains when we are assured that no significant losses are inherent in the remaining units.  Our disclosure stated:

Gains or losses on the sale of other real estate owned are recognized in the period closed.  However, gains on the sale of units in a real estate development project may be deferred until management is reasonably certain that its investment in the remaining units will not result in losses.

During the first quarter of 2008, we foreclosed on a 17-unit condominium project in Jacksonville Beach, Florida.  At the time of foreclosure, 14 units remained unsold.  Subsequent to our acquisition of this OREO, we sold 2 units in the first quarter of 2008 ($69,000 estimated gain), 1 unit in the second quarter of 2008 ($18,000 estimated gain), and 2 units in the fourth quarter of 2008 ($3,000 estimated gain).  The estimated potential gains of approximately $90,000 were based on an arbitrary allocation of total carrying value divided by square footage.  However, because we were not reasonably certain that our remaining investment would be recovered from sales of the remaining 9 units; no gain was recorded on the sale of the 5 units during 2008.  Furthermore, in the fourth quarter of 2008, due to ongoing expenditures in the project and continued deterioration in the local real estate market, we recorded a charge to earnings of $315,000, leaving a carrying value of $2,022,000 at December 31, 2008.  This carrying value was based on management’s estimate of the fair value less costs to sell the remaining 9 units.  According no deferred gain existed at December 31, 2008.  We did not believe it prudent to record gains on the sale of the 5 units while posting a write-down on the remaining 9 units within the same calendar year given the uncertainty over the carrying value of this OREO in this economic environment.

In the first half of 2009 ($97,000 estimated gain), 2 additional units were sold, leaving 7 remaining units at December 31, 2009, with a current carrying value of $1,273,000 (net of write-downs totaling $300,000 in December 2009).

Allocation of Allowance for Loan Losses, page 28

3.
Your disclosures on page 28 indicate that a significant portion of your allowance for loan losses is unallocated. For example, approximately 57% of your allowance at December 31, 2008, 66% at December 31, 2007, 90% at December 31, 2006, 75% at December 31, 2005 and 73% at December 31, 2004 was unallocated. Please tell us and revise future filings to address the following regarding this significant unallocated allowance.

a)	Please provide an explanation for the changes in the unallocated portion of your allowance for the dates presented.

Kevin W. Vaughn
February 8, 2010

b)	Please provide a description of how you determine the amount of your unallocated allowance.

c)
Please include a discussion addressing why, based on the significant amount of the unallocated allowance, there is so much imprecision in management’s methodology for developing the allowance for loan losses.

Response: We intend to incorporate the following disclosure in our Form 10-K for the year ended December 31, 2009:

The unallocated allowance previously shown in our SEC filings included SFAS 5 reserves not allocated to specific loans and a small unallocated portion.  Although the SFAS 5 reserves are not allocated to specific loans, they are allocated to specific performing loan pools.  The unallocated portion of our allowance for loan losses (“ALLL”) is generally less than 1% of the total ALLL.  Our reserves for performing loan pools comprises substantially all of the reserves shown as unallocated in the Form 10-K for the year ended December 31, 2008, and was determined under SFAS 5.  We believe our methodology for establishing the ALLL is compliant with GAAP and regulatory guidance for community banks.

In August 2009, the SEC’s Division of Corporation Finance issued “Sample Letter Sent to Public Companies on MD&A Disclosure Regarding Provisions and Allowances for Loan Losses.”  In response to that guidance, we expanded our disclosures and the following are selected excerpts from the Form 10-Q for the quarter ended September 30, 2009 (we have highlighted specific areas that directly address the SEC questions in the following):

Asset Quality

[Specifically responds to SEC Comment Letter Question 3.c)]  We have developed policies and procedures for evaluating the overall quality of our credit portfolio and the timely identification of potential problem loans.  Our judgment as to the adequacy of the allowance is based upon a number of assumptions about future events that we believe to be reasonable, but which may or may not be valid.  Thus, there can be no assurance that charge-offs in future periods will not exceed the allowance for loan losses or that additional increases in the loan loss allowance will not be required.

Asset Classification.  Commercial banks are required to review and, when appropriate, classify their assets on a regular basis.  The State of Florida and the FDIC have the authority to identify problem assets and, if appropriate, require them to be classified or require a harsher classification than management has assessed.  There are three classifications for problem (or classified) assets: substandard, doubtful, and loss.  Substandard assets have one or more defined weaknesses and are characterized by the distinct possibility that the insured institution will sustain some loss if the deficiencies are not corrected.  Doubtful assets have the weaknesses of substandard assets with the additional characteristic that the weaknesses make collection or liquidation in full on the basis of currently existing facts, conditions, and values questionable, and there is a high

Kevin W. Vaughn
February 8, 2010

possibility of loss.  An asset classified as loss is considered uncollectible and of such little value that continuance as an asset of the institution is not warranted.  If an asset or portion thereof is classified as loss, the insured institution establishes a specific reserve for the full amount of the portion of the asset classified as loss.  All or a portion of general loss allowances established to cover possible losses related to assets classified as substandard or doubtful may be included in determining an institution's regulatory capital, while specific valuation allowances for loan losses generally do not qualify as regulatory capital.

Assets that do not warrant classification in the aforementioned categories, but possess weaknesses, are classified by us as special mention and monitored.  We also monitor other loans based on a variety of factors and internally designate these loans with risk grades reflective of our estimated level of risk.

Management monitors our loan portfolio throughout the month for classification changes.  Each quarter, we perform a detailed internal review to determine an appropriate level of reserves to set aside for probable losses in our loan portfolio.  We supplement our internal reviews with semiannual external loan review performed by an independent public accounting firm.  The regulatory agencies also have the authority to require additional levels of reserves if they deem necessary despite management’s best efforts to establish an appropriate level of reserves consistent with generally accepted accounting principles.  Sometimes our collective assessments from internal and loan reviews may differ from the regulatory assessment.

Allowance for Loan Losses.  The allowance for loan losses is established through a provision for loan losses charged against income.  Loans are charged against the allowance when we believe that the collectibility of principal is unlikely.  The provision is an estimated amount that we believe will be adequate to absorb probable losses inherent in the loan portfolio based on evaluations of its collectibility.  The evaluations take into consideration such factors as changes in the nature and volume of the portfolio, overall portfolio quality, specific problem loans and commitments, and current anticipated economic conditions that may affect the borrower's ability to pay.  While we use the best information available to recognize losses on loans, future additions to the provision may be necessary based on changes in economic conditions.

At September 30, 2009, we had 46 loans totaling approximately $26.0 million classified as substandard or doubtful.  We had no loans classified as loss at September 30, 2009. At September 30, 2009, management had provided specific reserves totaling $1.6 million for loans risk-rated substandard or worse.

Our internally-classified loans declined $2.5 million to $26.0 million from December 31, 2008, levels of $28.5 million, our nonperforming assets declined, which included a reduction in other real estate owned and foreclosed assets of $1.2 million, or 36.3%, due principally to sales of other real estate.

Included in our total classified loans of $26.0 million, we internally monitor classified loans that we believe continue to meet the regulatory definition of performing loans.  While we may experience losses, many of these loans are believed to be well-secured.  On October 30, 2009,

Kevin W. Vaughn
February 8, 2010

the federal regulatory agencies issued a policy statement on prudent CRE loan workouts that may result in a removal of certain CRE loans currently classified as substandard with potential collateral shortfalls but with documented capacity of the borrower to service the current principal and interest payments.  Accordingly, during the fourth quarter of 2009, management will implement this policy statement.

Additional Disclosures - Higher Risk Loans.  Certain types of loans, such as option ARM products, junior lien mortgages, high loan-to-value ratio mortgages, interest only loans (which are generally associated with construction and development loans), subprime loans, and loans with initial teaser rates, can have a greater risk of non-collection than other loans.  We have not engaged in the practice of lending in the subprime market or offering loans with initial teaser rates and option ARM products.

[Specifically responds to SEC Comment Letter Question 3.a)]Substantially all our loans are in our trade area and have been affected by economic and real estate trends in North Florida.  Our increases in past due loans, nonperforming assets, charge-offs, and allowance for loan losses over historical levels are directly related to declines in real estate activity, collateral values, and other negative economic trends such as rising unemployment.  We monitor a number of key ratios to identify risks and focus management efforts to mitigate our exposure.  We monitor loans in excess of federal supervisory loan-to-value limits.  Such loans totaled $11.5 million and $12.9 at September 30, 2009 and December 31, 2008, respectively.  Delinquency statistics and charge-off data by loan type follow:

As of September 30, 2009	Past Due 30-89 Days and Still Accruing	% of Total Loans	Past Due 90 or More Days and Still Accruing	% of Total Loans	Non- accrual Loans	% of Total Loans	Total Past Due Loans	% of Total Loans
Commercial real estate (including multifamily)	$34	0.03%	$-	0.00%	$1,746	1.77%	$1,780	1.80%
Commercial and industrial	-	0.00%	-	0.00%	-	0.00%	-	0.00%
Residential real estate, secured by first liens	-	0.00%	465	1.41%	2,700	8.16%	3,165	9.57%
Residential real estate, secured by junior liens	-	0.00%	-	0.00%	-	0.00%	-	0.00%
Consumer	31	1.00%	-	0.00%	-	0.00%	31	1.00%
Construction and development	8	0.02%	-	0.00%	2,019	6.21%	2,027	6.24%
Home equity	51	0.32%	49	0.31%	-	0.00%	100	0.63%
Total loans	$124	0.06%	$514	0.25%	$6,465	3.18%	$7,103	3.49%
As of December 31, 2008
Commercial real estate (including multifamily)	$1,740	1.87%	$205	0.22%	$-	0.00%	$1,945	2.09%
Commercial and industrial	242	1.82%	-	0.00%	-	0.00%	242	1.82%
Residential real estate, secured by first liens	-	0.00%	-	0.00%	1,462	4.32%	1,462	4.32%
Residential real estate, secured by junior liens	95	1.66%	-	0.00%	-	0.00%	95	1.66%
Consumer	25	0.70%	-	0.00%	28	0.79%	53	1.49%
Construction and development	1,103	2.82%	1,451	3.71%	3,793	9.69%	6,347	16.22%
Home equity	135	0.74%	-	0.00%	176	0.97%	311	1.71%
Total loans	$3,340	1.61%	$1,656	0.80%	$5,459	2.64%	$10,455	5.05%

Kevin W. Vaughn
February 8, 2010

The following shows the increases (decreases) in delinquent loans at September 30, 2009, as compared with December 31, 2008.  While we cannot predict future trends in delinquencies, we have noted improvements in most categories and the reduction in loans past due 30-89 days will likely improve charge-offs over time.

Increases (Decreases)	Past Due 30-89 Days and Still Accruing	Past Due 90 or More Days and Still Accruing	Nonaccrual Loans	Total Past Due Loans
Commercial real estate (including multifamily)	$(1,706)	$(205)	$1,746	$(165)
Commercial and industrial	(242)	-	-	(242)
Residential real estate, secured by first liens	-	465	1,238	1,703
Residential real estate, secured by junior liens	(95)	-	-	(95)
Consumer	6	-	(28)	(22)
Construction and development	(1,095)	(1,451)	(1,774)	(4,320)
Home equity	(84)	49	(176)	(211)
Total loans	$(3,216)	$(1,142)	$1,006	$(3,352)

Loans restructured and in compliance with modified terms are commonly referred to as “troubled debt restructurings.”  A restructuring of debt constitutes a Troubled Debt Restructuring (“TDR”) if a creditor for economic or legal reasons related to the debtor’s financial difficulties grants a concession to the debtor it would not otherwise consider.  A summary of loans we classified TDR follows (dollars in thousands):

	September 30,	December 31,
	2009	2008

Loans restructured and in compliance with modified terms	$4,735	$3,566
Loans restructured and past due 30-89 days	-	53
Loans restructured and in nonaccrual status	1,889	4,386
	$6,624	$8,005

[Specifically responds to SEC Comment Letter Question 3.b)]We have been consistent in our practice of determining our allowance for loan losses with only minor refinements in establishing reserves for our performing loans.  We consider the following in establishing reserves on loans other than impaired loans, which are assigned a specific reserve and/or charged-down to estimated fair value less costs to liquidate:

•	Recent historical loss data over the past five quarters is used as a starting point for estimating current losses;

•	We consider various economic and other qualitative factors affecting loan quality including changes in:

o	the volume (and trends) of delinquent and monitored loans,
o	lending policies,
o	underlying collateral values,
o	concentrations in risk and levels of concentration risks,

Kevin W. Vaughn
February 8, 2010

o	quality of internal and external loan reviews, which includes risk-rating our loans according to federal regulatory guidelines,
o	competition and regulatory factors,
o	lending staff experience,
o	business and economic conditions, and
o	other factors.

•
In developing loss factors, we consider both internal historical data and external data such as changes in leading economic indicators, consumer price index, delinquencies, employment data, cap rates, occupancy levels, rental rates, and single-family homes and condominium sales prices and sales activity.

We maintain formal policies that we believe are consistent with federal regulatory guidance for identifying and quantifying risks related to loan quality and other related matters including but not limited to:

•	the frequency of internal and external loan reviews,
•	obtaining appraisals or evaluations for monitored loans,
•	classifying loans from accrual to nonaccrual status (which is typically done when a loan reaches 90 days past due unless well-secured and in process of collection),
•	recognizing loan charge-offs on impaired loans, and
•	exercising judgment in determining the allowance for loan losses consistent with generally accepted accounting principles.

We will expand these disclosures to cover the appropriate prior years comparisons for the Form 10-K for the year ended December 31, 2009.

We will update and revise such disclosure in subsequent filings.

Form 10-Q for the period ended September 30, 2009

Interim Financial Statements

Note 1, Summary of Significant Accounting and Reporting Policies, page 7

4.	Please address the following regarding your disclosure at the bottom of page 7 that the Federal Reserve Bank of Atlanta informed you that it intends to seek a formal enforcement action against you:

a)
If true, please confirm in your response that you have clearly disclosed the impact of any material effects of any informal agreements or understandings, written or verbal, with your bank regulators, including the Federal Reserve Bank of Atlanta. If not already provided, please revise your future filings to provide clear disclosure of the impact of such guidance. Consider the need provide such disclosures on a Form 8-K or to amend your Form 10-Q rather than waiting for your next Form 10-K.

Kevin W. Vaughn
February 8, 2010

b)
Tell us whether you have received notice of formal enforcement action from the Federal Reserve Bank of Atlanta or any of your other bank regulators besides the “Stipulation to the Issuance of a Consent Order” signed on January 5, 2010 with the FDIC. If so, please provide clear disclosure of such action, identifying the impact on your business and results of operations and describing the steps you have taken and intend to take to address the regulatory action.

Response: As of September 30, 2009 and as of today’s date, the holding company (Atlantic BancGroup, Inc.) is not a party to any formal or informal enforcement action with the Federal Reserve Bank of Atlanta or any other regulatory agency. On August 31, 2009, the Federal Reserve Bank of Atlanta notified us that it was recommending that the Board of Governors of the Federal Reserve System place the holding company under a formal enforcement action. In the four and one half months since that date, we have received no further notifications regarding the nature, timing or existence of such an enforcement action. For that reason, we believe our prior disclosures relative to our expectations are as detailed as we can reasonably provide at this time.

In addition, Oceanside Bank is not a party to any formal or informal enforcement action other than the Consent Order contemplated by the Stipulation to the Issuance of a Consent Order.

5.	Please address the following regarding your disclosures on page 8 regarding your determination that a valuation allowance was not needed as against your deferred tax assets as of September 30, 2009:

a)
Please tell us and revise future filings to include a discussion of all specific evidence, both positive and negative, that management considered in determining that it is more likely than not that all deferred tax assets will be realized and that, as a result, no valuation allowance for those assets is required. Refer to paragraph 103 of SFAS 109.

b)
As part of that discussion, please specifically identify the extent to which you are in a three-year cumulative loss position and how you considered that as negative evidence. Clearly discuss how the new tax law affects your evaluation of your cumulative loss position. Quantify the amount of additional deferred tax assets which can now be carried back under the new law and how that impacted your analysis at December 31, 2009.

Response:  The following disclosures were contained in the Form 10-Q for the quarter ended September 30, 2009:

Kevin W. Vaughn
February 8, 2010

Page 8 –

Atlantic has recorded a deferred tax asset to recognize the future income tax benefit of operating losses incurred for tax year 2008.  Management believes that the tax benefits on the net operating loss carry forwards will be utilized when Atlantic returns to profitability.  Generally, the net operating losses can be carried forward for up to 20 years and do not begin to expire until 2028.  On November 6, 2009, the “Worker, Homeownership, and Business Assistance Act of 2009” was signed into law.  In addition to extending the first-time homebuyer credit that has been instrumental in increasing residential real estate sales, this law relaxes the net operating loss carryback rules.  We are currently analyzing the impact on Atlantic’s deferred tax asset, but we anticipate that refunds for net operating losses will range from $0.8 million to $1.0 million.  The fourth quarter of 2009 will reflect the impact of this new law.

Management considered the cumulative losses in 2008 and the anticipated net operating loss for 2009 when determining whether or not to provide a valuation allowance on the deferred tax asset.  The economic conditions and Atlantic’s level of non-performing assets were taken into consideration as well.

However, management believed that the negative evidence was outweighed by certain positive evidence.  Atlantic has a prior history of earnings outside of the recent losses and believes that changes have been made to allow Atlantic to return to an earnings position, including reductions in payroll and other operating costs.  Based on the above analysis, management believes it is more likely than not that Atlantic would realize the deferred tax asset through future operating income.  Accordingly, no deferred tax valuation allowance has been recorded.

We will expand on these disclosures to include:

Cumulative losses in recent quarters suggest the need for a valuation allowance.  However, management believed that this negative evidence was outweighed by the following positive evidence:

•
Atlantic has a prior history of taxable earnings prior to losses that began in 2008. Since inception in 1997, Atlantic has reported taxable income in 10 of 12 years through 2008, with cumulative taxable income of nearly $9.0 million through 2008.

•
Atlantic has reported and believes that changes have been made to allow Atlantic to return to a taxable earnings position, including reductions in payroll and other operating costs.  Within the next 2-5 years, internal projections indicate that book and taxable income are more likely than not to return to levels approaching those prior to 2008.

•
Management has received and considered offers to purchase two of its branch locations and relocate to leased space (or lease-back its existing facilities).  While the sale-leaseback would not likely generate significant book income immediately, the taxable income was projected to exceed $1.3 million.

Kevin W. Vaughn
February 8, 2010

•	Management and the Board of Directors have discussed a tax strategy that would generate taxable income of approximately $1.2 from the liquidation of bank-owned life insurance policies.
•	Converting tax-exempt investment income to taxable investment income, which could increase taxable income by almost $1.0 million and book income by $400,000.
•	Repurchase of junior subordinated debentures at a discount.
•	Termination of all or a portion of the Bank’s deferred compensation plan, which would generate up to $1.6 million in book taxable income and reduce the deferred tax asset by $606,000.

Based on the above analysis, management believes it is more likely than not that Atlantic would realize the deferred tax asset through future operating income and implementation of certain tax strategies.  Accordingly, no deferred tax valuation allowance has been recorded.

It should be pointed out that at September 30, 2009, while Atlantic’s cumulative projected taxable losses for 2007-2009 totaled $4.2 million, the first quarterly book net loss occurred in June 2008, and the cumulative book net loss for the first six months of 2009 was $3,000.  Net book losses have occurred in 5 of the past 6 quarters; however, rarely in the past since inception in 1997.  Furthermore, taxable income in the past was reduced by the tax strategy of investing in tax-exempt investment securities, which in the last few years amounted to over $600,000 annually.

As to the carrybacks of NOLs for the year ended December 31, 2009, Atlantic expects to generate approximately $1.035 million in tax refunds from the recent tax law change.  At December 31, 2009, we expect none of our deferred income tax assets will be available for carryback.  Accordingly, we will take into consideration our cumulative loss position, projected taxable income, and available tax strategies in developing our analysis of any required deferred income tax asset valuation as of December 31, 2009.

We will update and revise such disclosure in subsequent filings.

Note 4 – Loans, page 13

6.
In the future filings, please revise to provide a breakdown of your nonperforming loans by loan category for the dates presented. Please provide us with this information in your response for the last 6 quarters.

Response: We will include such disclosure in our Form 10-K for the year ended December 31, 2009 and subsequent reports. For the previous six quarters, our nonperforming loans were broken down into the categories shown on the attached schedule:

Kevin W. Vaughn
February 8, 2010

7.
Please revise your future interim filings to provide a breakdown of your allowance for loan losses that separately quantifies your unallocated allowance. In your response, please tell us this information for the last 6 quarters.

Response: We will include such disclosure in our future Forms 10-Q. For the previous six quarters, our allowance for loan and lease losses was broken down into the categories shown on the attached schedule.

Form 8-K filed January 13, 2010

8.
Please revise your future filings to more clearly address the implications of the formal “Stipulation to the Issuance of a Consent Order” with the FDIC. Consider the need to amend your Form 8-K as filed on January 13, 2010 to address the following:

a)	Clearly identify the implications to your business and results of operations and cash flows of the restrictions and stipulations in the agreement.

b)	Clearly identify the steps you have taken and intend to take to address the regulatory action.

c)
Specifically identify the impact of the restrictions on brokered deposits as well as interest rate restrictions. Quantify the impact of these restrictions, including the amount of brokered deposits as of December 31, 2009 and the maturities of such deposits. Discuss your plans for replacement funding in light of the restrictions including the interest rate restrictions.

d)	Identify any changes to your methodology for determining your allowance for loan losses that resulted from review required by this regulatory action.

e)	Quantify the impact of the regulatory action on your capital requirements as of the relevant dates.

Response: Given the imminence of filing our Form 10-K for the year ended December 31, 2009, we will provide details as to the described implications of our Consent Order in that Form 10-K and update such disclosures in subsequent filings.

In connection with the foregoing responses, we acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in our filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the staff from taking any action with respect to the filing; and
•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the Untied States.

Kevin W. Vaughn
February 8, 2010

We trust that the foregoing adequately addresses your questions. Please do not hesitate to contact us if you have any additional comments or questions.

Sincerely,

/s/ Barry W. Chandler

Barry W. Chandler
Principal Executive Officer, Chief Executive Officer & President